EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. (the “Company”) advises that the 2012 Annual General Meeting of the Company (the “Meeting”) was held on July 26, 2012 at 2 Dov Friedman Street, Ramat Gan 52503, Israel. The following resolutions were passed at the Meeting:

(1)
To reelect the following five directors for terms expiring at the Company’s 2013 Annual General Meeting of Shareholders: Mr. Shaul Elovitch, Mr. Amikam Shorer, Mr. Felix Cohen, Mr. Yossef Elovitch and Ms. Anat Winner.

(2)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2012, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services, all without derogate from the relevant powers granted to the Board of Directors according to the Israeli Companies Law.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2011 were presented at the Meeting.